Exhibit 99.3

THE SECURITIES REPRESENTED BY THIS WARRANT CERTIFICATE MAY NOT BE TRANSFERRED WITHOUT THE PRIOR WRITTEN CONSENT OF THE CORPORATION.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 31, 2011.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT , OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT.

WARRANT CERTIFICATE

HELIX BIOPHARMA CORP. (the “Corporation”)
(Amalgamated under the Canada Business Corporations Act)

WARRANT CERTIFICATE NO. 2011 - <>	<> WARRANTS entitling the holder to acquire, subject to adjustment, one common share for each whole Warrant represented hereby.

THIS IS TO CERTIFY THAT

<> (the “Holder”) is the holder of <> Warrants, entitling the Holder to purchase, upon and subject to the terms and conditions hereinafter referred to, <> common shares (“Common Shares”) in the capital of Helix BioPharma Corp. (hereinafter called the “Corporation”), as said shares are constituted on March 30, 2011, at the price of $3.35 per share (the “Exercise Price”) on or before 5:00 P.M. (Toronto Time) on March 29, 2016 (the “Exercise Period”).

1. Exercise of Warrant. The aforesaid right to purchase Common Shares of the Corporation may only be exercised by the Holder within the Exercise Period by: (i) duly completing in the manner indicated and executing the subscription form attached hereto; (ii) surrendering this Warrant Certificate to the Corporation at its principal office in Canada; and (iii) paying the appropriate Exercise Price for the Common Shares of the Corporation subscribed for together with requisite share transfer or other tax, if any, by wire transfer to an account designated by the Corporation in writing. Upon said surrender and payment the Corporation will issue to the Holder named in the subscription form, the number of Common Shares subscribed for and the said Holder will become a shareholder of the Corporation in respect of the said Common Shares as of the date of said surrender and payment. Within thirty (30) business days of said surrender and payment the Corporation will mail to said person at the address specified in the subscription form a certificate or certificates evidencing the Common Shares subscribed for. If the Holder of this Warrant Certificate subscribes for a lesser number of Common Shares than the number of Common Shares referred to in this Warrant Certificate, the said Holder will be entitled to receive a further Warrant Certificate in respect of Common Shares referred to in this Warrant Certificate not subscribed for.

2. Exchange of Warrant. The Holder of this Warrant Certificate upon surrender hereof to the Corporation, at its principal office in Canada, may exchange this Warrant Certificate for other Warrant Certificates entitling the bearer to purchase in the aggregate the same number of Common Shares referred to in this Warrant Certificate.

3. Non-transferability of Warrants. The Holder hereof, by acceptance of this Warrant Certificate, agrees that this Warrant Certificate and all rights hereunder, including any beneficial interest herein, are not transferable or assignable to any other person or persons without the prior written consent of the Corporation.

4. Stock Dividends and Subdivisions of Common Shares. In the event of any stock dividend of Common Shares on, or any subdivision or subdivisions of, the Common Shares of the Corporation as said Common Shares are constituted on March 30, 2011 at any time thereafter and prior to expiry of the Exercise Period resulting in a greater number of Common Shares outstanding, the Corporation will thereafter deliver and the Holder hereof will accept, at the time or times of purchase of Common Shares hereunder, in addition to the number of Common Shares as the Holder would have been entitled to receive in respect of the number of Shares so purchased (the “Original Number of Shares”) had the right to purchase been exercised before such stock dividend, subdivision or subdivisions, that number of additional Common Shares which the Holder would have received upon such stock dividend, subdivision or subdivisions had the Holder held the Original Number of Shares at the time of the stock dividend, subdivision or subdivisions, and the Exercise Price will be adjusted accordingly.

5. Consolidation of Common Shares. In the event of any consolidation or consolidations of the Common Shares of the Corporation as said Common Shares are constituted on March 30, 2011, at any time thereafter and prior to expiry of the Exercise Period, into a lesser number of Common Shares, the Corporation will thereafter deliver and the Holder hereof will accept, at the time of purchase of shares hereunder, in lieu thereof, that number of Common Shares which the Holder would have received upon such consolidation or consolidations, in respect of the number of Common Shares so purchased, had the right to purchase been exercised immediately before such consolidation or consolidations, and the Exercise Price will be adjusted accordingly.

6. Common Share Reclassification. In the event of reclassification of the Common Shares of the Corporation as said Common Shares are constituted on March 30, 2011 at any time thereafter and prior to expiry of the Exercise Period, the Corporation will thereafter deliver, and the Holder hereof will accept, at the time of purchase of shares hereunder, the number of shares of the appropriate class resulting from the said reclassification or reclassifications as the Holder would have been entitled to receive upon such reclassification or reclassifications, in respect of the number of Common Shares so purchased, had the right to purchase been exercised immediately before such reclassification or reclassifications, and the Exercise Price will be adjusted accordingly.

7. Replacement of Common Shares upon Reorganization. In the case of any reorganization of the outstanding Common Shares other than a change covered by Section 4, 5 or 6 above, or in the case of any share reconstruction or amalgamation or consolidation of the Corporation with or into another entity (other than a consolidation or share reconstruction or amalgamation that does not result in any reclassification or reorganization of the outstanding Common Shares), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved (each, a “Fundamental Transaction”), the Holder of this Warrant Certificate shall have the right thereafter (until the expiration of the Exercise Period) to receive upon the exercise hereof, for the same aggregate Exercise Price payable hereunder immediately prior to such event, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such Fundamental Transaction, by a holder of the number of Common Shares of the Corporation obtainable upon exercise of this Warrant Certificate immediately prior to such event.

If the Holder does not exercise the Warrants evidenced hereby prior to any consolidation of the Corporation with, or share reconstruction or amalgamation of the Company with or into, another entity (other than a consolidation or share reconstruction or amalgamation which does not result in any reclassification or change of the outstanding Common Shares), the entity formed by such consolidation or share reconstruction or amalgamation shall execute and deliver to the Holder a supplemental warrant certificate providing that the Holder shall have the right during the Exercise Period, to receive, upon exercise of such Warrants, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or share reconstruction or amalgamation, by a holder of the number of Common Shares of the Corporation obtainable upon exercise of this Warrant Certificate immediately prior to such consolidation, share reconstruction or amalgamation, sale or conveyance.

8. Successive Adjustments. The provisions of Sections 4, 5, 6 and 7 shall similarly apply to successive share dividends, stock splits, reclassifications, reorganizations, share reconstructions, amalgamations, consolidations, sales or conveyances of the type referred to therein.

9. Changes in Form of Warrant. This Warrant Certificate need not be changed because of any change pursuant to Sections 4 through 7 herein.

10. No Fractional Shares. The Corporation shall not be required to issue any fractional shares resulting from any adjustment and such fractional shares shall be disregarded.

11. Expiry of Warrant. Nothing contained herein will confer any right upon the Holder hereof or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 5:00 P.M. (Toronto Time) on the last day of the Exercise Period and from and after such time, this Warrant Certificate and all rights hereunder will be void and of no value.

12. No Shareholder Rights. The holding of this Warrant Certificate will not constitute the Holder a shareholder or member of the Corporation.

13. No Registration in United States. This Warrant and the Common Shares issuable upon exercise hereof have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state of the United States and such securities may not be transferred to, or exercised by, any person within the United States or by or on behalf of any U.S. Person or person in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. “United States” and “U.S. Person” are defined in Regulation S under the 1933 Act. Other defined terms used herein without definition have the meanings given to such terms in this certificate.

14. Legending of Common Shares. The certificates representing the Common Shares issued upon exercise of any of these Warrants evidenced by this Warrant Certificate will contain the following legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT.”

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

15. Legending of Common Shares in Accordance with Resale Rules. If any of the Warrants are exercised prior to July 31, 2011, the certificates representing the Common Shares issued on exercise of such Warrants will also bear the following legend:

“UNLESS PERMITTED BY SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 31, 2011.”

16. Time. Time will be of the essence hereof.

17. Notices. All notices, requests, consents and other communications under this Warrant shall be in writing and shall be deemed to have been duly made when hand delivered, sent by facsimile transmission and confirmed or mailed by express mail or private courier service: (i) if to the registered Holder of the Warrant, to the facsimile number and/or address of such Holder as shown on the books of the Corporation; or (ii) if to the Corporation, to the following facsimile number and/or address or to such other address as the Corporation may designate by written notice to the Holders:

Helix BioPharma Corp.
305 Industrial Parkway South
Unit 3

Aurora, Ontario, L4G 6X7
Attn: Chief Financial Officer
Fax No.: 905-841-2244

18 Payment of Exercise Price. All monies quoted in this Warrant Certificate shall be stated and paid in lawful money of Canada unless otherwise stated.

19. Governing Law. This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario.

20. Compliance with Laws. Notwithstanding any provision to the contrary contained in this Warrant Certificate, no Common Shares will be issued to the Holder hereof if the issuance of such Common Shares would constitute a violation of any applicable securities laws, or if, in order to comply with such securities laws, the Corporation would be required to take one or more actions prior to issuing such Common Shares such as, but not limited to, delivering or filing a prospectus, registration statement or offering memorandum or similar document, or making application or providing confidential information to any regulatory or other authority. The certificates representing Common Shares issued pursuant to this Warrant Certificate will bear such legends as may, in the opinion of counsel to the Corporation, be necessary in order to avoid a violation of any applicable securities laws or to comply with the requirements of any stock exchange on which the Common Shares are listed.

IN WITNESS WHEREOF Helix BioPharma Corp. has caused its common seal to be affixed and this Warrant Certificate to be signed by the undersigned, as of the 30 day of March, 2011.

HELIX BIOPHARMA CORP.

Per:
Authorized Signatory

Per:
Authorized Signatory

APPENDIX “1”
SUBSCRIPTION FORM

TO:	HELIX BIOPHARMA CORP.

The Holder hereby exercises the right to purchase, and subscribes for, _______________ Common Shares of Helix BioPharma Corp. (“Helix BioPharma”), pursuant to the provisions of the accompanying Warrant Certificate, at a price of CDN$______________ per Common Share on the terms specified in the accompanying Warrant Certificate and has caused the aggregate Exercise Price of CDN$__________________ to be wire transferred to the account specified in writing by the Corporation.

Capitalized terms used in this Subscription Form have the same meanings as in the accompanying Warrant Certificate.

The Holder hereby acknowledges that, upon the registration of the securities subscribed for herein and except as set out below, the Holder’s rights under the Warrant Certificate are hereby terminated and that, if the number of Warrants exercised is less than the number of Warrants represented by the accompanying Warrant Certificate, the Corporation shall, within thirty (30) business days, forthwith deliver to the Holder a new Warrant Certificate in respect of the Warrants not then exercised.

In connection with the exercise by the Holder of its right to purchase the number of Common Shares of Helix set forth above, the Holder represents, warrants and certifies as follows: (Please check the ONE box applicable):

[ ]	1.
The Holder hereby certifies that (i) at the time of exercise, the Holder is not within the United States, is not exercising the Warrant for the account or benefit of a person within the United States and did not execute this Subscription Form while within the United States, (ii) the Holder is not (and is not exercising the Warrant for the account or benefit of) a U.S. Person (as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”); and (iii) the Holder has in all other respects complied with the terms of Regulation S.

[ ]	2.
The undersigned is delivering a written opinion of U.S. Counsel, subject to acceptance by Helix BioPharma, to the effect that the Warrants and the Common Shares to be delivered upon exercise hereof have been registered under the Securities Act or are exempt from registration thereunder. This Subscription Form shall be deemed not to have been received by Helix BioPharma unless and until Helix BioPharma has accepted such written opinion.

NAME:
(please print)

ADDRESS:

DATED this ________ day of _______, ________

(Signature)

Instructions:

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised, and if box 2 above is checked, the written opinion referred to therein (which remains subject to the reasonable satisfaction of Helix BioPharma Corp.), to Helix BioPharma Corp. at its principal offices at Unit #3 – 305 Industrial Parkway South, Aurora, Ontario, L4G 6X7. Certificates for Common Shares will be delivered or mailed as soon as practicable after the exercise of the Warrants.